UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado  80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.37%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Richards E. Jacobs Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,274,009

	8.	Shared Voting Power 2,027,554

	9.	Sole Dispositive Power 1,274,009

	10.	Shared Dispositive Power 2,027,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)                                  The Reporting Person is a revocable trust.

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.96%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Item 1.                     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the $.00001 par value common stock of MTR Gaming Group, Inc. (“the Issuer”), a Delaware corporation, with its principal executive offices located at State Route 2 South, Post Office Box 358, Chester, West Virginia 26034.

Item 2.                     Identity and Background.

This statement on Schedule 13D is being jointly filed by Jeffrey P. Jacobs, The Richard E. Jacobs Revocable Trust, Jacobs Entertainment, Inc. and Gameco Holdings, Inc. (each a “Reporting Person” and collectively the “Reporting Persons”).  Set forth below is information with respect to each Reporting Person.

Jeffrey P. Jacobs is the Chairman, Chief Executive Officer, President, Secretary and Treasurer of Jacobs Entertainment, Inc. which is his present principal occupation.  The principal business address of Mr. Jacobs is Golden Bear Plaza East Tower, Suite 600, 1170 U.S. Highway One, North Palm Beach, Florida 33408.  The principal business address of Jacobs Entertainment, Inc. is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

During the last five years, Mr. Jacobs has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Jacobs is a citizen of the United States of America.

The Richard E. Jacobs Revocable Trust is a trust and Richard E. Jacobs is the Trustee of the trust.  The principal business address of both Mr. Jacobs and the trust is 25425 Center Ridge Road, Cleveland, Ohio 41445.  Mr. Jacobs is a director of Jacobs Entertainment, Inc. and his present principal occupation is Chairman and Chief Executive Officer of The Richard E. Jacobs Group Inc. whose address is also 25425 Center Ridge Road, Cleveland, Ohio 41445.

During the last five years, neither Mr. Jacobs or the trust has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Richard E. Jacobs Revocable Trust was formed under the laws of the State of Ohio.  Mr. Jacobs is a citizen of the United States of America.

Jacobs Entertainment, Inc. is a Delaware corporation that develops, owns and operates gaming and pari-mutuel wagering facilities with properties located in Colorado, Louisiana, Nevada and Virginia.  Jacobs Entertainment, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden Colorado 80401.

The directors, executive officers and persons controlling Jacobs Entertainment, Inc. are named on Schedule I attached hereto and incorporated herein by reference.  Schedule I sets forth the following information as to each such person:

(1)                                  name;

(2)                                  business address;

(3)                                   present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)                                  citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Gameco Holdings, Inc. is a Delaware corporation that primarily develops, acquires, operates and sells truck plaza video gaming facilities in Louisiana.  Gameco Holdings, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

The directors, executive officers and persons controlling Gameco Holdings, Inc. are named on Schedule II attached hereto and incorporated herein by reference.  Schedule II sets forth the following information as to each such person:

(1)                                   name;

(2)                                   business address;

(3)                                   present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)                                   citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration.

Jeffrey P. Jacobs acquired 274,980 shares of the $.00001 par value common stock of MTR Gaming Group, Inc. (the “Issuer”) in open market purchases for an aggregate consideration of $2,149,241 inclusive of brokerage commissions.  Personal funds were used to effect the purchases.

The Richard E. Jacobs Revocable Trust acquired 1,274,009 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $14,131,569.  Funds to effect the purchases were from operational funds of the trust.

Jacobs Entertainment, Inc. acquired 813,618 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $7,999,651 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from working capital and borrowings from a bank syndicate group under its revolving senior credit facility.

Gameco Holdings, Inc. acquired 1,213,936 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $12,998,455 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from a bank line of credit with the U.S. Bank.  The credit line is personally guaranteed by Messrs. Jeffrey P. Jacobs and Richard E. Jacobs.

Item 4.                     Purpose of Transaction.

The Reporting Persons initially acquired shares of the Issuer because they believed the shares presented an attractive investment opportunity to achieve capital appreciation.

The Reporting Persons continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  The Reporting Persons may also wish to discuss with Issuer’s management and Board of Directors the potential for mutually beneficial relationships between Jacobs Entertainment, Inc. and the Issuer.  Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.  For example, the Reporting Persons understand that a vacancy exists on the Issuer’s Board of Directors.  On October 25, 2006, Jeffrey P. Jacobs, a Reporting Person, suggested that the vacancy be filled by Mr. Jacobs’ nominee, Ian M. Stewart, a long time executive officer of Jacobs Entertainment, Inc. who has expertise in financial, accounting and business matters and in pari-mutuel and gaming operations.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to purchase additional shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of the Issuer currently held by the Reporting Person in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.                     Interest in Securities of the Issuer.

(a)           The Reporting Persons own beneficially an aggregate of 3,576,543 shares of the Issuer or 13.01% of its shares outstanding, based upon 27,498,026 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Trust	1,274,009
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
3,576,543

By virtue of the relationships described in Item 2 of this Statement and this Item 5, Jeffrey P. Jacobs and The Richard E. Jacobs Revocable Trust may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to vote or direct the vote:	274,980
(iv)	shared power to vote or direct the vote:	2,027,554

The Richard E. Jacobs Revocable Trust

(i)	sole power to vote or direct the vote:	1,274,009
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to vote or direct the vote:	1,274,009
(iv)	shared power to vote or direct the vote:	2,027,554

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to vote or direct the vote:	813,618
(iv)	shared power to vote or direct the vote:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to vote or direct the vote:	1,213,936
(iv)	shared power to vote or direct the vote:	0

(c)           The following transaction in the Issuer’s shares were effected by the Reporting Persons during the past 60 days.  All were open market transactions and exclude sales commissions:

Jeffrey P. Jacobs

Trade Date	Shares Purchased	Price Per Share

8/24/2006	29,000	$7.4696
8/25/2006	63,000	7.4848
8/28/2006	38,000	7.5792
8/29/2006	24,000	7.7752
8/30/2006	65,000	7.9678
8/31/2006	19,000	7.9876
9/5/2006	33,480	7.9682
9/6/2006	3,500	7.9991
Total	274,980

The Richard E. Jacobs Revocable Trust

Trade Date	Shares Purchased	Price Per Share

9/25/2006	73,736	$8.9800
9/26/2006	13,211	9.1462
9/27/2006	82,701	9.1891
9/28/2006	4,309	9.1984
9/29/2006	36,030	9.2500
9/29/2006	3,872	9.3280
10/11/2006	10,202	10.0672
10/11/2006	4,298	10.1267
10/31/2006	1,045,650	11.4563
Total	1,274,009

Jacobs Entertainment, Inc.

Trade Date	Shares Purchased	Price Per Share

9/6/2006	3,300	$7.8000
9/11/2006	700	7.8000
9/12/2006	774	7.7900
9/13/2006	29,278	7.9200
9/14/2006	1,600	7.9500
9/15/2006	30,665	8.0300
9/15/2006	10,127	8.2400
9/18/2006	15,468	8.2900
9/19/2006	9,126	8.2900
9/20/2006	88,000	8.6000
9/21/2006	100,000	9.0232
9/21/2006	30,000	9.0010
9/22/2006	75,030	9.0311
10/2/2006	60,000	9.5000
10/11/2006	3,700	10.0865
10/31/2006	154,350	11.4563
11/1/2006	201,500	10.6502
Total	813,618

Gameco Holdings, Inc.

Trade Date	Shares Purchased	Price Per Share

10/3/2006	100,000	$9.6237
10/4/2006	50,000	9.6343
10/5/2006	14,000	9.7393
10/6/2006	37,000	9.9627
10/9/2006	100,000	10.0565
10/12/2006	2,200	10.0500
11/2/2006	185,736	10.6893
11/3/2006	725,000	10.9882
Total	1,213,936

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e)           Not applicable.

Item 6.                                                             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise stated herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, and the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person.

Item 7.                    Material To Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement dated November 8, 2006 among Jeffrey P. Jacobs, The Richard E. Jacobs Revocable Trust, Jacobs Entertainment, Inc. and Gameco Holdings, Inc.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey P. Jacobs and Stephen R. Roark his/its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated:  November 9, 2006

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Trust

By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, President

SCHEDULE I

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Jacobs Entertainment, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Directors

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

1170 U.S. Highway One

North Palm Beach, Florida  33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, President, Secretary and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada and Virginia.

Richard E. Jacobs

25425 Center Ridge Road

Cleveland, Ohio  41445

Richard E. Jacobs is Chairman and Chief Executive Officer of The Richard E. Jacobs Group, Inc., a real estate management and development company.

Executive Officers

Jeffrey P. Jacobs

Chairman, Chief Executive Officer, President, Secretary and Treasurer of Jacobs Entertainment, Inc.

Stephen R. Roark

Chief Financial Officer and President of Casino Operations of Jacobs Entertainment, Inc.

Ian M. Stewart

President of Pari-Mutuel Wagering and Video Poker Operations of Jacobs Entertainment, Inc.

Michael T. Shubic

Vice President of Casino Operations of Jacobs Entertainment, Inc.

Stan Guidroz

Vice President of Louisiana Operations of Jacobs Entertainment, Inc.

Controlling Persons

Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding.

Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively, own an aggregate of 750 shares (50% of those outstanding).  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.

The remaining 750 shares (50% of those outstanding) are owned by The Richard E. Jacobs Revocable Trust, and the Richard E. Jacobs Irrevocable Trust.  Richard E. Jacobs is the trustee of the revocable trust and Jeffrey P. Jacobs is the trustee of the irrevocable trust.  The trusts were formed under the laws of the State of Ohio.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Gameco Holdings, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

1170 U.S. Highway One

North Palm Beach, Florida  33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, President, Secretary and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada and Virginia.

Executive Officers

Jeffrey P. Jacobs (Chairman and President of Gameco Holdings, Inc.)

Chairman, Chief Executive Officer, President, Secretary and Treasurer of Jacobs Entertainment, Inc.

Ian M. Stewart (Vice President of Gameco Holdings, Inc.)

President of Pari-Mutuel Wagering and Video Poker Operations of Jacobs Entertainment, Inc.

Stan Guidroz (Secretary and Treasurer of Gameco Holdings, Inc.)

Vice President of Louisiana Operations of Jacobs Entertainment, Inc.

Controlling Persons

Gameco Holdings, Inc. has 1,500 shares of common stock outstanding.

Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively, own an aggregate of 750 shares (50% of those outstanding).  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.

The remaining 750 shares (50% of those outstanding) are owned by The Richard E. Jacobs Revocable Trust, and the Richard E. Jacobs Irrevocable Trust.  Richard E. Jacobs is the trustee of the revocable trust and Jeffrey P. Jacobs is the trustee of the irrevocable trust.  The trusts were formed under the laws of the State of Ohio.